Exhibit 99.1

Getnet Announces Completion of Squeeze-Out and
Delisting of American Depositary Shares from NASDAQ

São Paulo, March 7, 2023 – Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento (“Getnet”) announced today that, following the successful conclusion of the public delisting tender offer in Brazil (the “Brazilian Offer”) and the tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”), both launched by PagoNxt Merchant Solutions, S.L. (“PagoNxt”) on October 31, 2022, for up to any and all of the outstanding common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”), units, each composed of one Common Share and one Preferred Share (the “Units”), and American depositary shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), of Getnet, Getnet has successfully completed the redemption of any Securities held by holders of Securities other than PagoNxt, Getnet or any of their directors, officers or affiliates that remained outstanding after the Offers (the “Squeeze-Out”), as approved by Getnet’s shareholders at an extraordinary general shareholders’ meeting (the “EGM”) held on February 9, 2023. The price in the Squeeze-Out was the price per Security payable during the initial offering period in respect of the Securities, as adjusted by the SELIC rate from the initial date of settlement of the Offers (i.e., December 5, 2022) until payment of the Squeeze-Out price to holders of Shares and Units (including to the custodian of the Units underlying the ADSs with respect to the ADSs), which was effected on February 24, 2023. The Squeeze-Out price with respect to the ADSs was paid out to holders of ADSs by The Bank of New York Mellon, as depositary for the ADSs, following the mandatory surrender and exchange for cash of their ADSs effective March 7, 2023. Holders of ADSs received payment in U.S. dollars.

On March 6, 2023, The Nasdaq Stock Market LLC (the “NASDAQ”) filed Form 25 with respect to the ADSs with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Rule 12d2-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, trading of the ADSs on the NASDAQ is now suspended.

Getnet intends to make the necessary filings with the SEC to deregister and terminate its reporting obligations under the Exchange Act as soon as it meets the criteria for terminating its reporting obligations under the Exchange Act. Getnet has not arranged for the listing of its ADSs (or any other Securities) on any other exchange, and has not made any arrangements for the quotation of ADSs on another national securities exchange. Getnet reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

André Parize

Investor Relations Officer

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of PagoNxt, Getnet and their respective affiliates resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to risks, uncertainties and changes in circumstance, including the satisfaction of closing conditions for the transaction contemplated hereby, including regulatory approval, and the possibility that the transaction will not be completed. None of PagoNxt or Getnet undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Getnet Shares, Units and ADSs.